Filed by FirstEnergy Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934, as amended
Subject Company: Allegheny Energy, Inc.
Commission File No: 333-165640
The following is a press release relating to the proposed merger with Allegheny Energy, Inc. issued by FirstEnergy Corp. on September 2, 2010 and subsequently posted on the merger-related website maintained jointly by Allegheny Energy, Inc. and FirstEnergy Corp.

FirstEnergy Corp.	For Release: September 2, 2010
76 South Main Street
Akron, Ohio 44308
www.firstenergycorp.com

News Media Contact:	Investor Relations Contact:
Ellen Raines	Ron Seeholzer
(330) 384-5808	(330) 384-5415
FirstEnergy receives support for merger
from proxy advisory firms
     Akron, Ohio — FirstEnergy Corp. (NYSE: FE) announced today that its proposed merger with Allegheny Energy (NYSE: AYE) received support from four proxy advisory firms. The firms — ISS Proxy Advisory Services; Glass, Lewis & Co.; PROXY Governance, Inc.; and Egan-Jones Proxy Services — have recommended that FirstEnergy shareholders vote for each of the proposals related to the proposed merger.
     “We are pleased to have received recommendations in favor of our proposed merger from these independent advisors,” said Anthony J. Alexander, president and chief executive officer of FirstEnergy. “Their support of the merger underscores our belief that the combination of FirstEnergy and Allegheny Energy will help us continue to build shareholder value.”
     FirstEnergy’s special meeting of shareholders will be held Tuesday, September 14, 2010, at 9:30 a.m. Eastern time, at the John S. Knight Center in Akron, Ohio.
     On February 11, 2010, FirstEnergy and Allegheny Energy announced plans to combine their companies in a stock-for-stock transaction. The merger, which received unanimous support from the boards of directors of both companies, requires certain approvals of the majority of outstanding shares of both companies.
     The combination of FirstEnergy and Allegheny Energy is expected to provide enhanced earnings growth and shareholder return potential, and opportunities to create value through increased scale, scope and diversification. The transaction, which would create a company with approximately $16 billion in annual revenues and $1.4 billion in annual net income based on combined figures as of December 31, 2009, is expected to be accretive to earnings in the first full year following completion of the merger. The merger is expected to be completed in the first half of 2011, subject to customary closing conditions, including shareholder and regulatory approvals, as outlined in the joint proxy statement/prospectus.
     FirstEnergy is a diversified energy company headquartered in Akron, Ohio. Its subsidiaries and affiliates are involved in the generation, transmission and distribution of electricity, as well as energy management and other energy-related services. Its seven electric utility operating companies comprise the nation’s fifth largest investor-owned electric system, based on 4.5 million customers served within a 36,100-square-mile area of Ohio, Pennsylvania and New Jersey; and its generation subsidiaries control more than 14,000 megawatts of capacity.
INFORMATION CONCERNING FORWARD-LOOKING STATEMENTS
In addition to historical information, this news release may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as anticipate, expect, project, intend, plan, believe, and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. Forward-looking statements relating to the proposed merger include, but are not limited to: statements about the benefits of the proposed merger involving FirstEnergy and Allegheny Energy, including future financial and operating results; FirstEnergy’s and Allegheny Energy’s plans, objectives, expectations and intentions; the expected timing of completion of the transaction; and other statements relating to the merger that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed merger, these factors include, but are not limited to: risks and uncertainties relating to the ability to obtain the requisite FirstEnergy and Allegheny Energy shareholder approvals; the risk that FirstEnergy or Allegheny Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could reduce the anticipated benefits from the merger or cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the length of time necessary to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; the effect of future regulatory or legislative actions on the companies; and the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect. These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration

Statement on Form S-4 (Registration No. 333-165640) that was filed by FirstEnergy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in FirstEnergy’s and Allegheny Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this document speak only as of the date of this document. Neither FirstEnergy nor Allegheny Energy undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this document.
ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger, FirstEnergy filed a Registration Statement on Form S-4 (Registration No. 333-165640) with the SEC that includes a joint proxy statement of FirstEnergy and Allegheny Energy and that also constitutes a prospectus of FirstEnergy. FirstEnergy and Allegheny Energy urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger, as well as other documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from FirstEnergy’s website (www.firstenergycorp.com) under the tab “Investors” and then under the heading “Financial Information” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Allegheny Energy’s website (www.alleghenyenergy.com) under the tab “Investors” and then under the heading “SEC Filings.”
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